Exhibit 10.3

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

This amended and restated Employment Agreement (the “Agreement”), entered into as of January 1, 2009, is between Insight Enterprises, Inc., a Delaware corporation (the “Company”), and Glynis A. Bryan (the “Executive”).

This amended and restated Employment Agreement is entered into in the following context:

RECITALS

A. Executive is employed by Company pursuant to an Employment Agreement dated as of December 16, 2007 (the “Existing Employment Agreement”).

B. Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), potentially applies to certain payments provided pursuant to the Existing Employment Agreement. The Existing Employment Agreement has been and shall continue to be administered in good faith compliance with the requirements of Section 409A of the Code from the effective date of the Existing Employment Agreement through December 31, 2008.

C. Company and Executive have decided to replace the Existing Employment Agreement with this amended and restated Agreement, effective as of January 1, 2009, in order to satisfy the documentation requirements of Section 409A of the Code and to comply with the final regulations issued pursuant to Section 409A.

D. In this amended and restated Agreement, Company proposes and Executive agrees to certain changes that are intended to promote uniformity in the employment agreements entered into between Company and certain other executives and to clarify certain other provisions. Substantive changes also have been made in order to promote retention, positive morale and certainty among Company’s senior executives, including Executive. These changes also are intended to provide incentives that are in line with similar agreements provided to executives working in Company’s industry.

In exchange for valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. TERMS OF AGREEMENT.

(a) Initial Term. Executive shall be employed by Company for the duties set forth in Section 2 for a two-year term commencing as of January 1, 2009 and ending on December 31, 2010 (the “Initial Term”), unless sooner terminated in accordance with the provisions of this Agreement.

(b) Renewal Term; Employment Period Defined. This Agreement is intended to provide for a constantly renewing (or “evergreen”) two-year term. As a result, on each day after the commencement of the Initial Term, without further action on the part of Company or Executive, this Agreement shall be automatically renewed for a new two-year term from that day forward (a “Renewal Term”). Nevertheless, Company may notify Executive, or Executive may notify Company, at any time, that there shall be no renewal of this Agreement. If this notice of non-renewal is given, the Agreement shall immediately cease to renew and shall terminate naturally at the end of the then current Renewal Term. No severance or other post-termination compensation will be due or payable in the event of a termination resulting from non-renewal. The period of time commencing as of the date of this Agreement and ending on the effective date of the termination of employment of Executive under this or any successor Agreement shall be referred to as the “Employment Period.”

2. POSITION AND DUTIES.

(a) Job Duties. Company employs, engages and hires Executive as its Chief Financial Officer, and Executive accepts and agrees to such employment, engagement and hiring. Executive’s duties and authority during the Employment Period shall be such executive and managerial duties as the Chief Executive Officer of Company, or the Chief Executive Officer’s designee, shall reasonably determine. Executive will devote full time on behalf of Company, or such lesser amount of time as the Chief Executive Officer, or the Chief Executive Officer’s designee, may determine, reasonable absences because of illness, personal and family exigencies excepted.

(b) Best Efforts. Executive agrees that at all times during the Employment Period Executive will faithfully, and to the best of Executive’s ability, experience and talents, perform the duties that may be required of and from Executive and fulfill Executive’s responsibilities under this Agreement pursuant to its express terms. Executive’s participation as an officer, director, consultant or employee of any entity (other than Company) must be disclosed to Company and the Board of Directors of Company. Additionally, Executive shall disclose to Company and the Board of Directors of Company any interest in a company that is engaged in a Competing Business as defined in Section 11, unless such interest constitutes less than one percent (1%) of the issued and outstanding equity of such company.

(c) Section 16. If, at the time Executive’s employment is terminated for any reason, Executive is a person designated to file pursuant to Section 16 under the Securities Exchange Act of 1934 (the “1934 Act”), Executive will provide to Company a written representation in a form acceptable to Company that all reportable pre-termination securities transactions relating to Executive have been reported.

3. COMPENSATION.

(a) Base Salary. Company shall pay Executive a “Base Salary” in consideration for Executive’s services to Company, payable as nearly as possible in equal semi-monthly installments or in such other installments as are customary from time to time for Company’s executives at the rate of $400,000 per annum. The Base Salary may be adjusted from time to time in accordance with the procedures established by Company for salary adjustments for executives, provided that the Base Salary shall not be reduced.

(b) Incentive Compensation. Executive shall be eligible for incentive compensation pursuant to one or more incentive compensation plans established by Company from time to time (each, an “Incentive Compensation Plan”). The amount of the incentive compensation, if any, shall be based on the extent to which Executive or Company, or any combination of Executive, Company and Company’s direct and indirect subsidiaries, achieve objectives set forth in or pursuant to the Incentive Compensation Plan, or Incentive Compensation Plans, for the relevant time period. For purposes of this Agreement, the terms “Incentive Compensation Plan” and “Incentive Compensation Plans” do not include any employee benefit, stock option, restricted stock or other equity-based plan.

(c) Benefit Plans. Executive will be entitled to participate in those benefit plans generally provided for Company’s executives in the same or a similar tier of management, in accordance with the terms of the applicable benefit plans. Additionally, Executive shall be entitled to participate in any other benefit plans made available generally to employees of Company from time to time, including but not limited to, any savings plan, life insurance plan and health insurance plan, all subject to any restrictions specified in, or amendments made to, such plans.

(d) Clawback. To the extent required by law or Company policy, Company may require Executive to repay to Company any bonus or other incentive-based or equity-based compensation paid to Executive. For example, in accordance with Section 304 of the Sarbanes-Oxley Act of 2002, if Company is required to restate its financial statements due to its material noncompliance, as a result of misconduct, with any financial reporting requirement under the federal securities laws, Executive may be required to repay any bonus or other incentive-based or equity-based compensation she receives from Company during the twelve-month period following the first public issuance or filing with the U.S. Securities and Exchange Commission of the financial document embodying such financial reporting requirement, as well as any profits she realizes from the sale of Company’s securities during this twelve-month period.

4. BUSINESS EXPENSES.

Company will reimburse Executive for any and all necessary, customary and usual expenses which are incurred by Executive on behalf of Company, provided Executive provides Company with receipts to substantiate the business expense in accordance with Company’s policies or otherwise reasonably justifies the expense to Company.

5. DEATH OR DISABILITY.

(a) Compensation. If Executive’s employment is terminated as a result of Executive’s death, or if Executive becomes Disabled, Executive, or Executive’s estate, as the case may be, shall be entitled to receive the Base Salary due to Executive through the date of Executive’s death or Disability. Executive or Executive’s estate, as the case may be, also shall be entitled to receive the following:

(1) A single lump sum payment equal to ninety (90) days of Executive’s Base Salary as in effect on the date of Executive’s death or Disability;

(2) With respect to any Incentive Compensation Plan with quarterly objectives, a single lump sum cash payment in an amount equal to a prorated portion (based on the number of calendar days that have elapsed during the quarter) of the payment to which Executive would be entitled under the Incentive Compensation Plan (had Executive’s death or Disability not occurred) for the quarter in which Executive died or became Disabled; and

(3) With respect to any Incentive Compensation Plan with annual objectives, a single lump sum cash payment in an amount equal to a prorated portion (based on the number of calendar days that have elapsed during the year) of the payment to which Executive would have been entitled (had Executive’s death or Disability not occurred) under the Incentive Compensation Plan for the calendar year in which Executive dies or becomes Disabled.

The payment to which Executive or Executive’s estate is entitled pursuant to paragraph (1) will be paid within thirty (30) days of Executive’s death or the effective date of Executive’s Disability, as the case may be. The payments to which Executive is entitled pursuant to paragraphs (2) and (3) shall be made within the time period described in the applicable Incentive Compensation Plan. In no event will the payments due pursuant to paragraphs (1), (2) or (3) be made later than March 15 of the year following the year in which Executive dies or the effective date of Executive’s Disability occurs.

(b) Disability. The term “Disability” or “Disabled” means that Executive with or without any accommodation required by law, is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of Company. The effective date of Executive’s Disability is the last day of the third month for which Executive receives the income replacement benefits.

(c) Termination of Employment. Unless otherwise prohibited by law, Executive’s employment shall terminate on the first business day following the effective date of Executive’s Disability. Executive’s employment also shall terminate on the date of Executive’s death.

6. TERMINATION BY COMPANY.

(a) Termination for Cause. Company may terminate this Agreement and Executive’s employment at any time during the Initial Term or any Renewal Term for “Cause” upon written notice to Executive specifying the basis for the termination. If Company terminates this Agreement for “Cause,” Executive’s Base Salary shall immediately cease, and Executive shall not be entitled to severance payments, Incentive Compensation Plan payments or any other payments or benefits pursuant to this Agreement, except for any vested rights pursuant to any benefit plans in which Executive participates and any accrued compensation, accrued and unused vacation pay and similar items. For purposes of this Agreement, the term “Cause” shall mean the termination of Executive’s employment by Company for one or more of the following reasons:

(1) the misappropriation (or attempted misappropriation) of any of Company’s funds or property;

(2) the conviction of, or the entering of a guilty plea or plea of no contest with respect to, a felony or misdemeanor which involves moral turpitude or a fraudulent act;

(3) repeated willful and significant neglect of duties;

(4) acts of material dishonesty or disloyalty toward Company;

(5) repeated material violation of any material written policy with respect to Company’s business or operations;

(6) repeated significant deficiencies with respect to performance objectives assigned by the Chief Executive Officer of Company; or

(7) Executive’s material breach of this Agreement (after notice and an opportunity to cure).

If Executive is terminated for Cause, Company shall be obligated to pay Executive only the Base Salary (from Section 3(a)) and benefits (from Section 3(c)) due to Executive through the termination date, and Executive will not be entitled to, nor will Executive receive, any type of severance payment. For purposes of clauses (3), (5) and (6) an action or omission will not be considered to be “repeated” unless Executive violates that same clause after receiving written notice of an earlier violation and after being provided with an opportunity to cure the violation or deficiency.

(b) Termination Without Cause. Company also may terminate this Agreement and Executive’s employment at any time during the Initial Term or any Renewal Term without Cause. Company may, in its discretion, place Executive on a paid administrative leave prior to the actual date of termination set by Company. During the administrative leave, Company may bar Executive’s access to Company’s offices or facilities if reasonably necessary to the smooth operation of Company, or may provide Executive with access subject to such reasonable terms and conditions as Company chooses to impose.

(c) Base Salary. In the event Executive’s employment is terminated by Company without Cause, Executive shall receive a single lump sum cash payment in an amount equal to two (2) times Executive’s Base Salary as in effect on the date Executive’s employment is terminated to be paid within three (3) days (or sooner if required by law) following the termination of Executive’s employment. Executive shall have no duty to mitigate damages in order to receive the compensation described by this Section 6(c), and the compensation shall not be reduced or offset by other income, payments or profits received by Executive from any source.

(d) Incentive Compensation. If Executive is terminated for Cause, Executive shall not be entitled to receive any Incentive Compensation Plan payments for the quarter or year in which Executive’s employment is terminated or for any other periods. If Executive is terminated without Cause, Executive shall receive a single lump sum cash payment in an amount equal to the sum of the following:

(1) An amount equal to one hundred percent (100%) of the annual compensation paid to Executive in the one (1) of the two (2) preceding years in which Executive received the higher annual compensation under all Incentive Compensation Plans (annual and quarterly) in which Executive participates as of the date her employment is terminated or, if an Incentive Compensation Plan was not in existence in the preceding year, one hundred percent (100%) of the annual compensation paid to Executive in the one (1) of the two (2) preceding years in which Executive received the higher annual compensation under a predecessor Incentive Compensation Plan; plus

(2) With respect to any Incentive Compensation Plan with quarterly objectives, a prorated portion (based on the number of calendar days that have elapsed during the quarter) of the payment to which Executive would be entitled under the Incentive Compensation Plan (had Executive’s employment not been terminated) for the quarter in which Executive’s employment is terminated; plus

(3) With respect to any Incentive Compensation Plan with annual objectives, a prorated portion (based on the number of calendar days that have elapsed during the year) of the payment to which Executive would be entitled under the Incentive Compensation Plan (had Executive’s employment not been terminated) for the year in which Executive’s employment is terminated.

The payments described in this Section 6(d) will be made at the time described in the applicable Incentive Compensation Plan, but in no event later than March 15 of the year following the year in which Executive’s termination without Cause occurs. Executive shall have no duty to mitigate damages in order to receive the compensation described by this Section 6(d), and the compensation shall not be reduced or offset by other income, payments or profits received by Executive from any source.

(e) Welfare Benefit Continuation. If Executive’s employment is terminated by Company without Cause, and such employment termination qualifies as a Separation from Service, Executive shall be entitled to continue to receive life, disability, accident and group health and dental insurance benefits, at substantially the levels Executive was receiving immediately prior to Executive’s Separation from Service, for a period of time expiring upon the earlier of: (1) the end of the period of twenty-four (24) months following Executive’s Separation from Service, or (2) the day on which Executive becomes eligible to receive any substantially similar benefits under any plan or program of any other employer or source without being required to pay any premium with respect thereto. Company will satisfy the obligation to provide the health and dental insurance benefits pursuant to this Section 6(e) by either paying for or reimbursing Executive for the actual cost of COBRA coverage (and Executive shall cooperate with Company in all respects in securing and maintaining such benefits, including exercising all appropriate COBRA elections and complying with all terms and conditions of such coverage in a manner to minimize the cost). Following the expiration of the COBRA continuation period, Company will reimburse Executive for the cost of comparable health and dental insurance benefits. Similarly, Company will reimburse Executive for the cost of comparable coverage for all other insurance benefits that are not subject to the COBRA continuation rules. It will be Executive’s responsibility to procure such benefits and Company will promptly reimburse Executive for the premiums for such benefits in the specified amount upon Executive’s submission of an invoice or other acceptable proof of payment. Company’s obligation under this paragraph will cease with respect to a particular type of coverage when and if Executive becomes eligible to receive substantially similar coverage with a successor employer.

(f) Other Plans. Except to the extent specified in this Section 6 and as provided in this Section 6(f), termination of Executive’s employment shall not affect Executive’s participation in, distributions from, and vested rights under, any employee benefit, stock option, restricted stock or other equity-based plan of, or maintained by or for, Company, which benefits will be governed by the terms of those respective plans. Executive shall have no duty to mitigate damages in order to receive the compensation described by this Section 6(f), and the compensation shall not be reduced or offset by other income, payments or profits received by Executive from any source.

7. TERMINATION BY EXECUTIVE.

(a) General. Executive may terminate this Agreement and her employment at any time, with or without “Good Reason.” Company may, in its discretion, place Executive on a paid administrative leave prior to the actual date of termination of Executive’s employment. During the administrative leave, Company may bar Executive’s access to Company’s offices or facilities if reasonably necessary to the smooth operation of Company, or may provide Executive with access subject to such reasonable terms and conditions as Company chooses to impose.

(b) Good Reason Defined. Executive may terminate this Agreement and her employment for Good Reason if Executive provides Company with written notice of the breach or action giving rise to Good Reason within ninety (90) days of the initial existence of such breach or action. For purposes of this Agreement, “Good Reason” shall mean and include each of the following (unless Executive has expressly agreed to such event in a signed writing):

(1) a material diminution in Executive’s authority, duties, or responsibilities;

(2) any material act or acts of dishonesty by Company directed toward or affecting Executive;

(3) any illegal act or instruction directly affecting Executive by Company, which is not withdrawn after Company is notified of the illegality by Executive; or

(4) Company’s material breach of this Agreement.

Notwithstanding any provisions of this Agreement to the contrary, none of the events described in this Section 7(b) will constitute Good Reason if, within thirty (30) days after Executive provides Company written notice specifying the occurrence or existence of the breach or action that Executive believes constitutes Good Reason, Company has fully corrected (or reversed) such breach or action. Executive’s employment will terminate on the day following the expiration of this thirty (30) day “cure period,” unless Executive and Company agree to a later date not later than two (2) years following the initial existence of such breach or action. Executive shall be deemed to have waived Executive’s right to terminate for Good Reason with respect to any such breach or action if Executive does not notify Company in writing of such breach or action within ninety (90) days of the event that gives rise to such breach or action.

(c) Effect of Termination by Executive for Good Reason. If Executive terminates this Agreement and her employment for Good Reason, it shall for all purposes be treated as a termination by Company without Cause and Executive shall be entitled to compensation in accordance with Section 6.

(d) Effect of Termination by Executive Without Good Reason. If Executive terminates this Agreement and her employment without Good Reason, while the termination shall not be characterized as a termination for Cause, it shall for all purposes, result in the same compensation as a termination for Cause in accordance with Section 6.

8. CHANGE IN CONTROL OF COMPANY.

(a) Continued Eligibility to Receive Benefits. Company considers the maintenance of a sound and vital management to be essential to protecting and enhancing the best interests of Company and its shareholders. In furtherance of such goal and in further consideration of Executive’s continued employment with Company, if a Change in Control (as defined in Section 8(c)) occurs, Executive shall be entitled to the lump-sum severance benefit provided in Section 8(b) if, prior to the expiration of twenty-four (24) months after the Change in Control, (1) Executive terminates her employment with Company for Good Reason in accordance with the requirements of Section 7(b), or (2) Company terminates Executive’s employment without Cause pursuant to Section 6(b). The full severance benefits provided by this Section 8 shall be payable regardless of the period remaining until the expiration of the Initial Term or any Renewal Term.

(b) Receipt of Benefits. If Executive is entitled to receive a severance benefit pursuant to Section 8(a) hereof:

(1) Within ten (10) days following the date of termination of Executive’s employment, Company will provide Executive with a single lump sum cash payment in an amount equal to: (1) two (2) times Executive’s highest annualized Base Salary in effect on any date during the Initial Term or any Renewal Term; plus (2) two (2) times the annual compensation paid to Executive in the one (1) of the two (2) preceding years in which Executive received the higher annual compensation under all Incentive Compensation Plans (annual and quarterly) in which Executive participates as of the date her employment is terminated or, if an Incentive Compensation Plan was not in existence in the preceding year, two (2) times the annual compensation paid to Executive in the one (1) of the two (2) preceding years in which Executive received the higher annual compensation under a predecessor Incentive Compensation Plan; plus (3) with respect to any Incentive Compensation Plan with quarterly objectives, a prorated portion (based on the number of calendar days that have elapsed during the quarter) of the payment to which Executive would be entitled under the Incentive Compensation Plan (had Executive’s employment not been terminated) for the quarter in which Executive’s employment is terminated; plus (4) with respect to any Incentive Compensation Plan with annual objectives, a prorated portion (based on the number of calendar days that have elapsed during the year) of the payment to which Executive would be entitled under the Incentive Compensation Plan (had Executive’s employment not been terminated) for the calendar year in which Executive’s employment is terminated.

(2) Executive shall be vested in any and all equity-based plans and agreements of Company in which Executive had an interest, vested or contingent. If applicable law prohibits such vesting, then Company shall pay to Executive a single lump sum cash payment in an amount equal to the value of benefits and rights that would have, but for such prohibition, been vested in Executive. Any payment made pursuant to this Section 8(b)(2) will be made within sixty (60) days following the date of termination of Executive’s employment.

(3) If Executive’s employment termination constitutes a Separation from Service, Executive shall be entitled to continue to receive life, disability, accident and group health and dental insurance benefits, at substantially the levels Executive was receiving immediately prior to Executive’s Separation from Service, for a period of time expiring upon the earlier of: (1) the end of the period of forty-two (42) months following Executive’s Separation from Service, or (2) the day on which Executive becomes eligible to receive any substantially similar benefits under any plan or program of any other employer or source without being required to pay any premium with respect thereto. Company will satisfy the obligation to provide the health and dental insurance benefits pursuant to this Section 8(b)(3) by either paying for or reimbursing Executive for the actual cost of COBRA coverage (and Executive shall cooperate with Company in all respects in securing and maintaining such benefits, including exercising all appropriate COBRA elections and complying with all terms and conditions of such coverage in a manner to minimize the cost). Following the expiration of the COBRA continuation period, Company will reimburse Executive for the cost of comparable health and dental insurance benefits. Similarly, Company will reimburse Executive for the cost of comparable coverage for all other insurance benefits that are not subject to the COBRA continuation rules. It will be Executive’s responsibility to procure such benefits and Company will promptly reimburse Executive for the premiums for such benefits in the specified amount upon Executive’s submission of an invoice or other acceptable proof of payment. Company’s obligation under this Section 8(b)(3) will cease with respect to a particular type of coverage when and if Executive becomes eligible to receive substantially similar coverage with a successor employer.

Executive shall have no duty to mitigate damages in order to receive the compensation described by this Section 8(b); provided, however, that Company’s obligation to provide continued life, disability, accident and group health and dental insurance benefits will cease with respect to a particular type of coverage when and if Executive becomes eligible to receive substantially similar coverage with a successor employer. If Executive is entitled to receive the payments called for by this Section 8(b), Executive shall not be entitled to receive the compensation provided under Section 6 or 7.

(c) Change in Control Defined. For purposes of this Agreement, “Change in Control” shall mean each occurrence of any of the following:

(1) a change in control of Company through a transaction or series of transactions, such that any person (as that term is used in Section 13 and 14(d)(2) of the 1934 Act), excluding affiliates of Company as of the Effective Date, is or becomes the beneficial owner (as that term is used in Section 13(d) of the 1934 Act) directly or indirectly, of securities of Company representing thirty percent (30%) or more of the combined voting power of Company’s then outstanding securities;

(2) any merger, consolidation or liquidation of Company in which Company is not the continuing or surviving company or pursuant to which stock would be converted into cash, securities or other property, other than a merger of Company in which the holders of the shares of stock immediately before the merger have the same proportionate ownership of common stock of the surviving company immediately after the merger;

(3) the shareholders of Company approve any plan or proposal for the liquidation or dissolution of Company; or

(4) substantially all of the assets of Company are sold or otherwise transferred to parties that are not within a “controlled group of corporations” (as defined in Section 1563 of the Code) in which Company is a member at the relevant date.

(d) Gross-Up Allowance.

(1) General Rules. The Code places significant tax consequences on Executive and Company if the total payments made to Executive due, or deemed due, to a “change in control” (as such term is defined in Section 280G(b)(2)(A)(i) of the Code and the regulations adopted thereunder) exceed prescribed limits. For example, if Executive’s “Base Period Income” is $100,000 and Executive’s “Total Payments” exceed 299% of such Base Period Income (the “Cap”), Executive will be subject to an excise tax under Section 4999 of the Code of 20% of all amounts paid to her in excess of $100,000. In other words, if Executive’s Cap is $299,999, she will not be subject to an excise tax if she receives exactly $299,999. If Executive receives $300,000, she will be subject to an excise tax of $40,000 (20% of $200,000). In the event such a consequence occurs, for any reason, due to this Agreement or otherwise, Company shall pay to Executive a “Gross-up Payment” equal in amount to the sum of: (1) the excise tax liability of Executive on the Total Payments; and (2) all the total excise, income, and payroll tax liability of Executive on the Gross-up Payment, further increased by all additional excise, and income, and payroll tax liability thereon, which increase shall be part of the Gross-up Payment for purpose of computing the Gross-up Payment. Company shall indemnify and hold Executive harmless from such additional tax liability for the income and payroll tax arising from the Gross-up Payment and all excise tax arising with respect to compensation and other payments made to Executive under this Agreement and excise, income, and payroll tax on the Gross-up Payment, and all penalties and interest thereon. The purpose and effect of the Gross-up Payment is to cause Executive to have the same net compensation after income, excise, and payroll taxes that Executive would have if there was no tax under Section 4999. In order to enable Company to calculate the amount of the Gross-Up Payment, Executive shall provide Company with a letter from an attorney or accountant (collectively a “Tax Professional”) acceptable to Company providing Company with all of the information necessary to calculate the Gross-Up Payment. If the Tax Professional selected by Executive is unacceptable to Company, Executive shall provide the necessary information to a Tax Professional selected by Company, with the information to be held in confidence by such Tax Professional. The Tax Professional will then provide Company, at Company’s expense, with a letter containing the information necessary to enable Company to calculate the Gross-Up Payment. The Gross-up Payment shall be made not later than December 31 of the tax year next following the tax year in which Executive remits such taxes.

(2) Special Definitions. For purposes of this Section 8(d), the following specialized terms will have the following meanings:

(i) “Base Period Income.” “Base Period Income” is an amount equal to Executive’s “annualized includable compensation” for the “base period” as defined in Sections 280G(d)(1) and (2) of the Code and the regulations adopted thereunder. Generally, Executive’s “annualized includable compensation” is the average of her annual taxable income from Company for the “base period,” which is the five (5) calendar years prior to the year in which the change in control occurs.

(ii) “Cap” or “280G Cap.” “Cap” or “280G Cap” shall mean an amount equal to 2.99 times Executive’s Base Period Income. This is the maximum amount which Executive may receive without becoming subject to the excise tax imposed by Section 4999 of the Code or which Company may pay without loss of deduction under Section 280G of the Code.

(iii) “Total Payments.” The “Total Payments” include any “payments in the nature of compensation” (as defined in Section 280G of the Code and the regulations adopted thereunder), made pursuant to this Agreement or otherwise, to or for Executive’s benefit, the receipt of which is contingent or deemed contingent on a change in control and to which Section 280G of the Code applies.

(e) Effect of Repeal. In the event that the provisions of Sections 280G and 4999 of the Code are repealed without succession, Section 8(d) shall be of no further force or effect.

(f) Employment by Successor. For purposes of this Agreement, employment by a successor of Company or a successor of any subsidiary of Company that has assumed this Agreement shall be considered to be employment by Company or one of its subsidiaries. As a result, if Executive is employed by such a successor following a Change in Control, Executive will not be entitled to receive the benefits provided by Section 8 unless Executive’s employment with the successor is subsequently terminated without Cause or for Good Reason within twenty-four (24) months following the Change in Control.

9. SECTION 409A COMPLIANCE.

(a) Compliance Strategy. Section 409A of the Code imposes an additional twenty percent (20%) tax, plus interest, on payments from “non-qualified deferred compensation plans.” Certain payments under this Agreement could be considered to be payments under a “non-qualified deferred compensation plan.” The additional twenty percent (20%) tax, and interest, does not apply if the payment qualifies for an exception to the requirements of Section 409A or complies with the requirements of Section 409A. Company currently believes that the cash payments and benefits due pursuant to this Agreement either comply with the requirements of Section 409A or qualify for an exception to the requirements of Section 409A.

Company intends that the payments to which Executive is entitled upon Executive’s death or Disability under Sections 5(a)(1), (2) and (3) qualify for the short-term deferral exception to Section 409A of the Code. In addition, Company intends that the payments made due to Executive’s termination without Cause under Sections 6(c) and (d) and 8(b)(1) and (2), or for Good Reason under Sections 7(c) and 8(b)(1) and (2), qualify for the short-term deferral exception to Section 409A of the Code as described in Treas. Reg. § 1.409A-1(b)(4)).

Company further intends that the group health and dental insurance benefits payable under Sections 6(e) and 8(b)(3) during the period of time during which Executive is entitled to continuation coverage under Section 4980B of the Code (COBRA) if Executive elected such coverage and paid the applicable premium qualify for the separation pay plan exception to Section 409A of the Code. Company has concluded that the life, disability and accident insurance benefits payable under Sections 6(e) and 8(b)(3) and the group health and dental insurance benefits payable after the conclusion of the COBRA coverage continuation period under Section 8(b)(3) may be subject to the requirements of Section 409A of the Code. To ensure that such payments comply with Section 409A of the Code, the payments are payable at a specified time or pursuant to a fixed schedule within the meaning of Treas. Reg. § 1.409A-3(i)(1)(iv) and the amounts reimbursed in one taxable year will not affect the amounts eligible for reimbursement by Company in a different taxable year. All reimbursements must be made no later than December 31 of the calendar year following the calendar year in which the expense was incurred. Executive may not elect to receive cash or any other benefit in lieu of the benefits provided by Sections 6(e) and 8(b)(3).

(b) Delay in Payments. Prior to making any payments due under this Agreement, Company will determine, on the basis of any regulations, rulings or other available guidance and the advice of counsel, whether the short-term deferral exception, the separation pay exception or any other exception to the requirements of Section 409A of the Code is available. If Company concludes that no exception is available, no payments will be made prior to Executive’s Separation from Service, despite any provision in Section 6, 7 or 8 to the contrary. In addition, if Executive is a “Specified Employee” (as defined in Treas. Reg. § 1.409A-1(i)), and Company concludes that no exception to the requirements of Section 409A of the Code is available, no payments shall be made to Executive prior to the first business day following the date which is six (6) months after Executive’s Separation from Service. Any amounts that would have been paid during the six (6) months following Executive’s Separation from Service will be paid on the first business day following the expiration of the six-month period without interest thereon. The provisions of this paragraph apply to all amounts due pursuant to this Agreement, other than amounts that do not constitute a deferral of compensation within the meaning of Treas. Reg. §1.409A-1(b) or other amounts or benefits that are not subject to the requirements of Section 409A of the Code.

(c) Separation from Service. For purposes of this Agreement, the term “Separation from Service” means, either (1) termination of Executive’s employment with Company and all Affiliates, or (2) a permanent reduction in the level of bona fide services Executive provides to Company and all Affiliates to an amount that is twenty percent (20%) or less of the average level of bona fide services Executive provided to Company in the immediately preceding thirty-six (36) months, with the level of bona fide service calculated in accordance with Treas. Reg. § 1.409A-1(h)(1)(ii).

For purposes of determining whether a Separation from Service has occurred, the term “Affiliate” shall have the meaning assigned in Treas. Reg. § 1.409A-1(h)(3) (which generally requires fifty percent (50%) common ownership).

Executive’s employment relationship is treated as continuing while Executive is on military leave, sick leave, or other bona fide leave of absence (if the period of such leave does not exceed six (6) months, or if longer, so long as Executive’s right to reemployment with Company or an Affiliate is provided either by statute or contract). If Executive’s period of leave exceeds six (6) months and Executive’s right to reemployment is not provided either by statute or by contract, the employment relationship is deemed to terminate on the first day immediately following the expiration of such six-month period. Whether a termination of employment has occurred will be determined based on all of the facts and circumstances and in accordance with regulations issued by the United States Treasury Department pursuant to Section 409A of the Code.

(d) Distributions Treated as Made upon a Designated Event. If Company fails to make any payment, either intentionally or unintentionally, within the time period specified in this Agreement, but the payment is made within the same calendar year, such payment will be treated as made within the time period specified in this Agreement pursuant to Treas. Reg. § 1.409A-3(d). In addition, if a payment is not made due to a dispute with respect to such payment, the payment may be delayed in accordance with Treas. Reg. § 1.409A-3(g).

(e) Reimbursements. In order to ensure compliance with the applicable regulations, the amounts reimbursed in one taxable year will not affect the amounts eligible for reimbursement by Company in a different taxable year. All reimbursements must be made no later than December 31 of the calendar year following the calendar year in which the expense was incurred. Executive may not elect to receive cash or any other benefit in lieu of the benefits provided by Sections 6(e) and 8(b)(3).

(f) Miscellaneous Payment Provisions. Under no circumstances may the time or schedule of any payment made or benefit provided pursuant to this Agreement be accelerated or subject to a further deferral except as otherwise permitted or required pursuant to regulations and other guidance issued pursuant to Section 409A of the Code. Executive does not have any right to make any election regarding the time or form of any payment due under this Agreement. This Agreement shall be operated in compliance with Section 409A of the Code and each provision of this Agreement shall be interpreted, to the extent possible, to comply with Section 409A of the Code.

10. INTELLECTUAL PROPERTY.

(a) Proprietary Information. Executive and Company hereby acknowledge and agree that in connection with the performance of Executive’s services, Executive shall be provided with or shall otherwise be exposed to or receive certain proprietary information of Company. Such proprietary information may include, but shall not be limited to, information concerning Company’s customers and products, information concerning certain marketing, selling, and pricing strategies of Company, and information concerning methods, manufacturing techniques, and processes used by Company in its operations (all of the foregoing shall be deemed “Proprietary Information” for purposes of this Agreement). Executive hereby agrees that, without the prior written consent of Company, any and all Proprietary Information shall be and shall forever remain the property of Company, and that during the Initial Term or any Renewal Term, and at all times thereafter, Executive shall not in any way disclose or reveal the Proprietary Information other than to Company’s executives, officers and other employees and agents in the normal course of Executive’s provision of services hereunder. The term “Proprietary Information” does not include information which (1) becomes generally available to the public other than as a result of a disclosure by Executive contrary to the terms of this Agreement, (2) was available on a non-confidential basis prior to its disclosure, or (3) becomes available on a non-confidential basis from a source other than Executive, provided that such source is not contractually obligated to keep such information confidential.

(b) Trade Secrets. Executive, prior to and during this Agreement, has had and will have access to and become acquainted with various trade secrets which are owned by Company or by its affiliates and are regularly used in the operation of their respective businesses and which may give Company or an affiliate an opportunity to obtain an advantage over competitors who do not know or use such trade secrets. Executive agrees and acknowledges that Executive has been granted access to these valuable trade secrets only by virtue of the confidential relationship created by Executive’s employment and Executive’s prior relationship to, interest in, and fiduciary relationships to Company. Executive shall not disclose any of the aforesaid trade secrets, directly or indirectly or use them in any way, either during the Initial or any Renewal Term of this Agreement or at any time thereafter, except as required in the course of employment by Company and for its benefit.

(c) Intellectual Property. Executive acknowledges and agrees that all products, services, methods, know-how, procedures, processes, specifications, and anything of a similar nature that relate to the services to be provided by Executive to Company, whether the same are derived from the use of Proprietary Information or otherwise developed or conceived of by Executive, shall be and shall remain the exclusive property of Company. Executive further agrees that for a period of one (1) year after the termination of this Agreement for any reason, there shall be an irrebuttable presumption that all products, services, methods, know-how, procedures, formulae, processes, specifications, and anything of a similar nature which relate to such services rendered hereunder developed, formulated, created, or conceived of by Executive were derived from the use of Proprietary Information or were otherwise developed, formulated, created, or conceived of by Executive during the Initial Term or any Renewal Term, and, as such, the same shall be and shall remain the exclusive property of Company. Executive shall promptly disclose to Company all written and graphic materials, computer software, inventions, discoveries and improvements authored, prepared, conceived or made by, for or at the direction of Executive during her employment hereunder and which are related to the business of Company, and shall execute all such documents and instruments, including but not limited to any assignments and invention disclosure documents, as Company may reasonably determine are necessary or desirable in order to give effect to the preceding sentence or to preserve, protect or enforce Company’s rights with respect to any such work and any intellectual property therein.

(d) Ownership of Documents. Company shall own all papers, records, books, drawings, documents, manuals, and anything of a similar nature (collectively, the “Documents”) prepared by Executive in connection with her employment. The Documents shall be the property of Company and are not to be used on other projects except upon Company’s prior written consent. At the end of the Initial Term or any Renewal Term, Executive shall surrender to Company any and all Documents or other property of whatsoever kind now or hereafter in Executive’s possession, custody, or control which contain or reflect in any manner whatsoever Proprietary Information or information which in any way relates to Company’s business.

(e) Company Defined. For purposes of this Section 10, “Company” shall be interpreted to include Company and all of its direct and indirect subsidiaries.

11. RESTRICTIVE COVENANTS.

(a) Covenant Not To Compete. In consideration of Company’s agreements contained herein and the payments to be made by it to Executive pursuant hereto, Executive agrees that during the Restricted Period following the termination of Executive’s employment for any reason and so long as Company is continuously not in material default of its obligations to provide payments or employment-type benefits to Executive hereunder or under any other agreement, covenant, or obligation, Executive will not, without prior written consent of Company, consult with or act as an advisor to another company about activity which is a “Competing Business” of such company in the Restricted Territory, as defined below. For purposes of this Agreement, Executive shall be deemed to be engaged in a “Competing Business” if, in any capacity, including proprietor, shareholder, partner, officer, director or employee, Executive engages or participates, directly or indirectly, in the operation, ownership or management of the activity of any proprietorship, partnership, company or other business entity which activity is competitive with the then actual business in which Company and its operating subsidiaries and affiliates are engaged on the date of, or any business contemplated by such entities’ business plans in effect on the date of notice of, Executive’s termination of employment. (As of the date of execution of this Agreement, Company’s actual business is the direct marketing of information technology products and services to businesses and consumers.) Nothing in this Section 11(a) is intended to limit Executive’s ability to own equity in a public company constituting less than one percent (1%) of the outstanding equity of such company, when Executive is not actively engaged in the management thereof.

(b) Non-Solicitation. Executive recognizes that Company’s clients are valuable and proprietary resources of Company. Accordingly, Executive agrees that during the Restricted Period Executive will not directly or indirectly, through Executive’s own efforts or through the efforts of another person or entity, solicit business in the Restricted Territory for or in connection with any Competing Business from any individual or entity which obtained products or services from Company at any time during Executive’s employment with Company. In addition, during the Restricted Period Executive will not solicit business for or in connection with a Competing Business from any individual or entity which may have been solicited by Executive on behalf of Company. Further, during the Restricted Period Executive will not solicit, hire or engage employees of Company who would have the skills and knowledge necessary to enable or assist efforts by Executive to engage in a Competing Business. Company agrees that the restrictions described in this paragraph apply only so long as Company is continuously not in material default of its obligations to provide payments or employment-type benefits to Executive hereunder or under any other agreement, covenant, or obligation.

(c) Restricted Period. For purposes of this Section 11, the “Restricted Period” shall include the Employment Period and a period of two (2) years (or in the event any reviewing court finds this period to be over-broad or unenforceable, for a period of eighteen (18) months; or in the event any reviewing court finds this period to be over-broad or unenforceable, for a period of twelve (12) months; or in the event any reviewing court finds this period to be over-broad or unenforceable, for a period of nine (9) months; or in the event any reviewing court finds this period to be over-broad or unenforceable, for a period of six (6) months) following the termination of Executive’s employment with Company for any reason.

(d) Restricted Territory. Executive and Company understand and agree that Company’s business is not geographically restricted and is unrelated to the physical location of Company facilities or the physical location of any Competing Business, due to extensive use of the Internet, telephones, facsimile transmissions and other means of electronic information and product distribution. Executive and Company further understand and agree that Executive will, in part, work toward expanding Company’s markets and geographic business territories and will be compensated for performing this work on behalf of Company.

Accordingly, Company has a protectable business interest in, and the parties intend the Restricted Territory to encompass, each and every location from which Executive could engage in a Competing Business in any country, state, province, county or other political subdivision in which Company has clients, employees, suppliers, distributors or other business partners or operations. If, but only if, this Restricted Territory is held to be invalid on the ground that it is unreasonably broad, the Restricted Territory shall include each location from which Executive can conduct business in any of the following locations: each state in the United States in which Company conducts sales or operations, each province within Canada in which Company conducts sales or operations, and each political subdivision of the United Kingdom in which Company conducts sales or operations. If, but only if, this Restricted Territory is held to be invalid on the grounds that it is unreasonably broad, then the Restricted Territory shall be any location within a fifty (50) mile radius of any Company office.

(e) Remedies; Reasonableness. Executive acknowledges and agrees that a breach by Executive of the provisions of this Section 11 will constitute such damage as will be irreparable and the exact amount of which will be impossible to ascertain and, for that reason, agrees that Company will be entitled to an injunction to be issued by any court of competent jurisdiction restraining and enjoining Executive from violating the provisions of this Section 11. The right to an injunction shall be in addition to and not in lieu of any other remedy available to Company for such breach or threatened breach, including the recovery of damages from Executive.

Executive expressly acknowledges and agrees that: (1) the Restrictive Covenants contained herein are reasonable as to time and geographical area and do not place any unreasonable burden upon Executive, (2) the general public will not be harmed as a result of enforcement of these Restrictive Covenants, and (3) Executive understands and hereby agrees to each and every term and condition of the Restrictive Covenants set forth in this Agreement.

Executive also expressly acknowledges and agrees that Executive’s covenants and agreements in this Section 11 shall survive this Agreement and continue to be binding upon Executive after the expiration or termination of this Agreement, whether by passage of time or otherwise.

12. BENEFIT AND BINDING EFFECT.

This Agreement shall inure to the benefit of and be binding upon Company, its successors and assigns, including, but not limited to, any company, person, or other entity which may acquire all or substantially all of the assets and business of Company or any company with or into which Company may be consolidated or merged, and Executive, Executive’s heirs, executors, administrators, and legal representatives, provided that the obligations of Executive may not be delegated.

13. FREEDOM FROM RESTRICTIONS.

Executive represents and warrants that Executive has not entered into any agreement, whether express, implied, oral, or written, that poses an impediment to Executive’s employment by Company including Executive’s compliance with the terms of this Agreement. In particular, Executive is not subject to a valid, pre-existing non-competition agreement which prohibits Executive from fulfilling Executive’s job duties as set out in Section 2(a), and no restrictions or limitations exist respecting Executive’s ability to perform fully Executive’s obligations to Company, including Executive’s compliance with the terms of this Agreement.

14. THIRD-PARTY TRADE SECRETS.

During the term of this Agreement, Executive agrees not to copy, refer to, or in any way use, information that is proprietary to any third party (including any previous employer). Executive represents and warrants that Executive has not improperly taken any documents, listings, hardware, software, discs, or any other tangible medium that embodies proprietary information from any third party, and that Executive does not intend to copy, refer to, or in any way use, information that is proprietary to any third party in performing duties for Company.

15. NOTICES.

All notices hereunder shall be in writing and delivered personally or sent by United States registered or certified mail, postage prepaid and return receipt requested:

If to Company, to:	Insight Enterprises, Inc. Attn: Chief Executive Officer 1305 West Auto Drive Tempe, Arizona 85284
With a copy to:	Insight Enterprises, Inc. Attn: Legal Department 1305 West Auto Drive Tempe, Arizona 85284
If to Executive, to:	Glynis Bryan 6814 North First Place Phoenix, AZ 85012

Either party may change the address to which notices are to be sent to it by giving ten (10) days written notice of such change of address to the other party in the manner above provided for giving notice.

Notices will be considered delivered on personal delivery or on the date of deposit in the United States mail in the manner provided for giving notice by mail.

16.	NONDELEGABILITY OF EXECUTIVE’S RIGHTS AND COMPANY ASSIGNMENT RIGHTS.

The obligations, rights and benefits of Executive hereunder are personal and may not be delegated, assigned or transferred in any manner whatsoever, nor are such obligations, rights or benefits subject to involuntary alienation, assignment or transfer. Upon reasonable notice to Executive, Company may transfer Executive to an affiliate of Company, which affiliate shall assume the obligations of Company under this Agreement. This Agreement shall be assigned automatically to any entity merging with or acquiring Company or its business.

17. SEVERABILITY.

If any term or provision of this Agreement is declared by a court or tribunal of competent jurisdiction to be invalid or unenforceable for any reason, this Agreement shall remain in full force and effect, and either (1) the invalid or unenforceable provision shall be modified to the minimum extent necessary to make it valid and enforceable or (2) if such a modification is not possible, this Agreement shall be interpreted as if such invalid or unenforceable provision were not a part hereof.

18. ARBITRATION.

The parties agree that any controversy, dispute or claim arising out of or relating to the Agreement or breach thereof, including without limitation Executive’s employment with or separation of employment from Company, and all claims, to the extent allowable by law, that Company or any of its representatives engaged in conduct prohibited on any basis under any federal, state, or local statute, including federal or state discrimination statutes or public policy, shall be resolved by final, binding and conclusive arbitration with a sole arbitrator to be mutually agreed upon in Maricopa County, Arizona. The parties shall bear equally the cost of the arbitrator. The arbitration shall occur within thirty (30) days of selection of the arbitrator and shall be administered by the American Arbitration Association under its National Rules for the Resolution of Employment Disputes and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.

Any arbitration award may, in the discretion of the arbitrator, include reasonable attorneys’ fees and costs of the prevailing party. “Attorneys’ fees and costs” mean all reasonable pre-award expenses, administrative fees, travel expenses, out-of-pocket expenses such as copying and telephone costs, witness fees and attorneys’ fees. Any award of attorney’s fees and costs to which Executive may be entitled shall be paid by Company, on or before December 31 of the calendar year following the year of the conclusion of the arbitration.

Either party may apply to the arbitrator seeking injunctive relief until the arbitration award is rendered or the matter is otherwise resolved. Either party also may, without waiving any remedy under the Agreement, seek from any court having jurisdiction any interim or provisional relief, including a temporary restraining order, an injunction both preliminary and final, and any other appropriate equitable relief, that is necessary to protect the rights or property of that party, pending the retention of the arbitrator.

19. COUNTERPARTS.

This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but which together shall constitute one and the same instrument.

20. ENTIRE AGREEMENT.

The entire understanding and agreement between the parties has been incorporated into this Agreement, and this Agreement supersedes all other agreements and understandings between Executive and Company with respect to the relationship of Executive with Company, except with respect to other continuing or future stock option, health, benefit and similar plans or agreements.

21. GOVERNING LAW.

Executive’s employment shall be governed in all respects by the laws of the State of Arizona, including the conflicts of law principles, as governs transactions occurring entirely within Arizona among Arizona residents, except as preempted by Federal law.

22. DEFINITIONS.

Throughout this Agreement, certain defined terms will be identified by the capitalization of the first letter of the defined word or the first letter of each substantive word in a defined phrase. Whenever used, these terms will be given the indicated meaning.

23. TERMINATION OF EMPLOYMENT.

The termination of this Agreement by either party also shall result in the termination of Executive’s employment relationship with Company in the absence of an express written agreement providing to the contrary. Neither party intends that any oral employment relationship continue after the termination of this Agreement.

24. TIME IS OF THE ESSENCE.

Company and Executive agree that time is of the essence with respect to the duties and performance of the covenants and promises of this Agreement.

25. CONSTRUCTION.

This Agreement is the result of negotiation between Company and Executive and both have had the opportunity to have this Agreement reviewed by their legal counsel and other advisors. Accordingly, this Agreement shall not be construed for or against Company or Executive, regardless of which party drafted the provision at issue. The language in all parts of this Agreement shall in all cases be construed as a whole according to its fair meaning and not strictly for or against either party. The Section headings contained in this Agreement are for reference purposes only and will not affect the meaning or interpretation of this Agreement in any way. Whenever the words “include,” “includes,” or “including” are used in the Agreement, they shall be deemed to be followed by the words “without limitation.”

Dated this 31st day of December, 2008. Company:
INSIGHT ENTERPRISES, INC., a Delaware corporation By: /s/ Richard A. Fennessy Name: Title:	Richard Fennessy Chief Executive Officer

Executive: /s/ Glynis A. Bryan Glynis A. Bryan